[redacted]

SECU[illegible] 06002962 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bozarth, Newton & Murphy Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

528 E Spokane Falls Blvd Ste 501 Schade Towers Box 15
(No. and Street)

Spokane WA 99202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Murphy (509)755-5001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen, & Secrest, PS
(Name – *if individual, state last, first, middle name*)

926 W Sprague Ave, Ste 300 Spokane WA 99201
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. David Bozarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bozarth, Newton & Murphy Securities, Inc., as of January 20, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest, P.S.

February 10, 2006
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS	2005	2004
Cash	$ 8,482	$ 17,335
CRD cash account	235	235
Commissions receivable	5,296	1,308
Related party receivable	708	708
Deposit with clearing agent	35,000	35,000
Office equipment, net of accumulated depreciation of $2,702 and $1,763	2,130	1,628
	$ 51,851	$ 56,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 1,508	
Note payable to stockholder	20,072	$ 18,718
	21,580	18,718
Stockholders' equity:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	50	50
Additional paid-in capital	19,950	19,950
Retained earnings	10,271	17,496
	30,271	37,496
	$ 51,851	$ 56,214

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions, net of regulatory fees	**$278,300**	$336,270
Interest income	**1,966**	535
	280,266	336,805
Expenses:		
Office wages, payroll taxes and benefits	**239,665**	277,084
Advertising	**2,613**	3,078
Auto and travel		1,800
Business taxes and licenses	**4,396**	5,425
Corporate insurance	**2,676**	1,751
Depreciation	**939**	1,085
Dues and subscriptions	**9,855**	10,116
Miscellaneous	**2,537**	3,458
Office expense	**5,085**	8,384
Professional fees	**5,905**	5,616
Rent	**7,336**	14,570
Utilities	**5,131**	7,420
Interest	**1,353**	1,489
	287,491	341,276
Net loss	**$ (7,225)**	$ (4,471)

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2005 and 2004

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, January 1, 2004	500	$ 50	$ 19,950	$ 21,967	**$ 41,967**
Net loss				(4,471)	**(4,471)**
Balances, December 31, 2004	500	50	19,950	17,496	**37,496**
Net loss				(7,225)	**(7,225)**
Balances, December 31, 2005	**500**	**$ 50**	**$ 19,950**	**$ 10,271**	**$ 30,271**

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net loss	**$ (7,225)**	$ (4,471)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	**939**	1,085
Changes in assets and liabilities:		
Commissions receivable	**(3,988)**	12,458
Related party receivable		20,260
Accounts payable	**1,508**	(1,479)
Business taxes payable		(116)
Payroll taxes payable		(273)
Net cash provided by (used in) operating activities	**(8,766)**	27,464
Cash flows from investing activities:		
Acquisition of property and equipment	**(1,441)**	
Cash flows from financing activities:		
Stockholder note	**1,354**	(18,778)
Net increase (decrease) in cash	**(8,853)**	8,686
Cash at beginning of year	**17,335**	8,649
Cash at end of year	**$ 8,482**	$ 17,335
Supplemental disclosure of cash paid during the year for interest		$ 2,955

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

Office equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual federal income tax returns.

Continued

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2005 and 2004, the balance was $235.

3. Note Payable:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 51% stockholder. Principal and interest at 7% are due 90 days after demand. As of February 10, 2006, no demand had been made on the remaining balance.

4. Commitments:

Beginning in December, 2005, the Company leases facilities and office space for $2,136 per month under a lease expiring in December 2010, with scheduled rent increases each December. The lease and rental payments are joint with Bozarth Investment Management, which is owned by a 51% shareholder of the Company. Management estimates rent expense will be allocated at 50% per company. Rent expense for the year ended December 31, 2005 was $7,336.

Future minimum payments at December 31, 2005, are as follows:

Years ended December 31:	
2006	$12,848
2007	13,234
2008	13,636
2009	14,039
2010	13,222
	$66,979

Continued

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $27,198 and $34,925 at December 31, 2005 and 2004, respectively. The Company's net capital ratio was .79 to 1 and .54 to 1 at December 31, 2005 and 2004, respectively.

6. Related Party Transactions:

Bozarth, Newton & Murphy Securities, Inc. has had transactions in the normal course of business with Bozarth Investment Management, Inc., which is owned by a 51% stockholder of Bozarth, Newton & Murphy Securities, Inc. At December 31, 2005 and 2004, Bozarth Investment Management owed the Company $708.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2005, and have issued our report dated February 10, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 10, 2006
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net capital:		
Stockholders' equity:		
Common stock	$ 50	
Additional paid-in capital	19,950	
Retained earnings	10,271	
Total stockholders' equity		**$ 30,271**
Deductions:		
Non-allowable assets		
Related party receivable	708	
Equipment, net of accumulated depreciation	2,130	
CRD cash account	235	
		3,073
Net capital		**27,198**
Minimum net capital required		**5,000**
Excess net capital		**$ 22,198**
Aggregate indebtedness:		
Accounts payable	$ 1,508	
Note payable to stockholder	20,072	
Total aggregate indebtedness		**$ 21,580**
Ratio of aggregate indebtedness to net capital		**.79 to 1**

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Bozarth, Newton & Murphy Securities, Inc. is exempt from Rule 15c3-3.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET
CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2005

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 20,226**
Audit adjustments:	
Increase in note payable to stockholder	**1,353**
Rounding difference	**1**
Aggregate indebtedness as computed on page 10	**$ 21,580**
Net capital:	
Net capital as reported on FOCUS REPORT	**$ 28,552**
Audit adjustments:	
Increase in note payable to stockholder	**(1,353)**
Rounding difference	**(1)**
Net capital as computed on page 10	**$ 27,198**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Bozarth, Newton & Murphy Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, out of that have gone by and we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen, & Secrest, P.S.

February 10, 2006
Spokane, Washington